UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                         Horizon Medical Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    439909105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                         ComVest Venture Partners, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 18)

CUSIP NO. 439909105               SCHEDULE 13D                Page 2 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Venture Partners, LP (13-4124841)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,875,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,875,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,875,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 439909105               SCHEDULE 13D                Page 3 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Management, LLC (06-1588640)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,875,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,875,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,875,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 439909105               SCHEDULE 13D                Page 4 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, LP (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,645,398
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,645,398
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,645,398
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 439909105               SCHEDULE 13D                Page 5 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Company, Inc. (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,645,398
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,645,398
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,645,398
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 439909105               SCHEDULE 13D                Page 6 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            11,520,398
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        11,520,398
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,520,398
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      52.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 439909105               SCHEDULE 13D                Page 7 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,006,250
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,000,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,006,250
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,006,250
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 439909105               SCHEDULE 13D                Page 8 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RMC Capital, LLC (58-2391586)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,000,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 18 pages


Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.001 per share ("Common Stock") of Horizon Medical Products, Inc. (the "Issuer"). The address of the Issuer's principal executive office is One Horizon Way, Post Office Box 627, Manchester, Georgia.

Item 2. Identity and Background.

      This statement is filed jointly by ComVest Venture Partners, LP ("ComVest") a limited partnership organized under the laws of Delaware whose principal business is investing in securities, ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, Commonwealth Associates, LP ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, RMC Capital, LLC ("RMC"), a limited liability company organized under the laws of Georgia whose principal business is investing in securities, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). ComVest, ComVest Management, Commonwealth, CAMC, RMC, Falk and Priddy are the "Reporting Persons."

      ComVest Management is the general partner of ComVest, and ComVest Management is wholly-owned by CAMC. The managers of ComVest Management are Travis L. Provow, Falk and Keith Rosenbloom ("Rosenbloom"). Priddy, Rosenbloom and Harold Blue are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Sharon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On March 1, 2002, the Issuer entered into a Note Purchase Agreement (the "Note Purchase Agreement") providing for the sale of up to $15 million of Senior Subordinated Convertible Notes (the "Senior Subordinated Notes"). A portion of the principal amount of the Senior Subordinated Notes are convertible over time into an aggregate of 27 million shares of

                                                             Page 10 of 18 pages


Issuer's Common Stock. Commonwealth advised the Issuer in connection with the Issuer's sale of the Senior Subordinated Notes pursuant to an Advisory Agreement with the Issuer (the "Advisory Agreement"). As compensation for services rendered to the Issuer in connection with the sale of the Senior Subordinated Notes, Commonwealth received an aggregate of 2,645,398 shares of Issuer's Common Stock.

      ComVest, Priddy and RMC purchased $4.4 million, $805,000 and $800,000, respectively, of the Senior Subordinated Notes. The sources of the funds for the purchases by ComVest and RMC were the respective working capital of such entities, and the source of the funds for the purchase by Priddy was his personal funds.

      In addition, ComVest purchased 3.3 million shares of Issuer's Common Stock for $33,000, the source of the funds for such purchase being furnished from the working capital of ComVest. ComVest also received 75,000 shares of Issuer's Common Stock for advancing $35,000 to a potential senior bank lender of the Issuer. The source of the funds for such advance was the working capital of ComVest.

Item 4. Purpose of Transaction.

      On March 16, 2002, the Issuer issued $4.4 million, $805,000 and $800,000 of the Senior Subordinated Notes to ComVest, RMC Capital and Priddy, respectively. The Senior Subordinated Notes mature on March 16, 2004.

      Subject to the Issuer's receipt of stockholder approval, the holders of the Senior Subordinated Notes have the right to convert a portion of the Senior Subordinated Notes into shares of the Issuer's Common Stock at a conversion price of $0.01 per share. The terms of the applicable conversion periods and conversion amounts relating to the Senior Subordinated Notes held by the Reporting Persons is set forth in Exhibit C to the Note Purchase Agreement and is generally as follows:

o Commencing April 16, 2002, ComVest has the right to convert 1.25% of the Outstanding Balance (defined as principal plus accrued and unpaid interest under the Senior Subordinated Note held by ComVest) plus 0.6% of the amount of principal repaid by the Issuer under the Senior Subordinated Notes held by certain other purchasers (the "Additional Notes") on or prior to April 15, 2002;

o Commencing March 15, 2003, ComVest has the righ to convert an additional 0.25% of the Outstanding Balance;

o Commencing April 16, 2002, each of RMC and Priddy have the right to convert 1.25% of the Additional Notes Outstanding Balance (defined as principal plus accrued and unpaid interest under the Additional Notes held by each of RMC and Priddy) plus 0.6% of the amount of principal repaid under the Senior Subordinated Notes held by ComVest on or prior to April 15, 2002; and

o Commencing March 15, 2003, each of RMC and Priddy have the right to convert an additional 0.25% of the Additional Notes Outstanding Balance.

                                                             Page 11 of 18 pages


      The Reporting Persons may also convert the Senior Subordinated Notes into Common Stock upon certain "Events of Default" (as defined in the Note Purchase Agreement).

      As of the date of this Report, ComVest, RMC and Priddy beneficially own 5,500,000, 1,000,000 and 1,006,250 shares of Common Stock, respectively, issuable upon conversion of the Senior Subordinated Notes.

      In connection with the closing of the transactions described above, on March 16, 2002, the Issuer entered into a Securityholders Agreement (the "Securityholders Agreement") with ComVest and certain other investors pursuant to which ComVest was granted, among other things, the following rights: (i) registration rights with respect to its shares of Common Stock; (ii) a right of first refusal to purchase all or part of its pro rata share of new securities which the Issuer may propose to sell or issue; (iii) rights of first refusal, co-sale rights of first refusal and bring-along rights with respect to shares of Common Stock owned by Marshall B. Hunt ("Hunt") and William Peterson, the Chief Executive Officer and Director and President and Director of the Issuer, respectively (together, the "Major Stockholders"); and the right to designate one ComVest director and two additional independent directors.

      In addition, the Securityholders Agreement provides that certain actions of the Board of Directors may be taken only with the affirmative vote of the ComVest director. The Issuer is also required to establish and maintain an Executive Committee consisting of the ComVest director as Chairman, one independent director designated by ComVest and Hunt. Further the Executive Committee must approve certain actions of the Issuer enumerated in the Agreement.

      Each of the Major Stockholders executed a Proxy in favor of ComVest granting ComVest the right to vote all securities beneficially owned by such Major Stockholder with respect to the provisions relating to the Board of Directors contained in the Securityholders Agreement.

      ComVest and each of the Major Stockholders also entered into a Voting Agreement pursuant to which each of the Major Stockholders agreed to vote their shares of Common Stock in favor of the Note Purchase Agreement and the transactions described therein, and any matter that could reasonably be expected to facilitate the consummation of the transactions contemplated by the Note Purchase Agreement (including, without limitation, any issuance by the Company of the Senior Subordinated Notes, and shares of its Common Stock issuable upon the exercise of conversion (or similar) rights granted to the holders of the Senior Subordinated Notes, and any amendments to the Company's Certificate of Incorporation or By-laws required pursuant to the Note Purchase Agreement.)

      ComVest also purchased 3.3 million shares of Common Stock for $33,000 and received 75,000 shares of Issuer's Common Stock for advancing funds to a potential senior bank lender of the Issuer.

      Pursuant to the Advisory Agreement, Commonwealth received 2,645,398 shares of Common Stock for advising the Issuer with respect to the recapitalization of Issuer and the transactions described herein and Commonwealth was granted a one-year right of first refusal to act as exclusive placement agent or financial advisor in connection with any capital raise by the Issuer in excess of $1 million.

                                                             Page 12 of 18 pages


      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) ComVest may be deemed to be the beneficial owner of an aggregate of 8,875,000 shares of Common Stock, representing approximately 40.7% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of
(i) 3,375,000 shares of Common Stock and (ii) the right to acquire 5,500,000 shares of Common Stock upon conversion of the Senior Subordinated Notes.

      ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 8,875,000 shares of Common Stock, representing approximately 40.7% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

      Commonwealth may be deemed to be the beneficial owner of an aggregate of 2,645,398 shares of Common Stock, representing approximately 16.2% of the issued and outstanding shares of Common Stock of the Issuer.

      CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 2,645,398 shares of Common Stock, representing approximately 16.2% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

      Falk may be deemed to be the beneficial owner of an aggregate of 11,520,398 shares of Common Stock, representing approximately 52.8% of the issued and outstanding shares of Common Stock of the Issuer, as follows: Falk may be deemed to beneficially own the 8,875,000 shares of Common Stock beneficially owned by ComVest, and the 2,645,398 shares of Common Stock beneficially owned by Commonwealth. In his capacity as Chairman and controlling equity owner of CAMC, which is the general and principal partner of Commonwealth, the owner of all the interests in ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

      RMC may be deemed to be the beneficial owner of 1,000,000 shares of Common Stock, representing approximately 5.8% of the issued and outstanding shares of Common Stock of the Issuer, all of which shares are issuable upon conversion of Senior Subordinated Notes.

      Priddy may be deemed to be the beneficial owner of an aggregate 2,006,250 shares of Common Stock, representing approximately 11% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 1,000,000 shares beneficially owned by RMC, which Priddy beneficially owns, Priddy may be deemed to beneficially own an additional 1,006,250 shares of Common Stock, all of which shares are issuable upon the conversion of Senior Subordinated Notes.

                                                             Page 13 of 18 pages


      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

         Name                                            Number of Shares
         ----                                            ----------------

         Robert Priddy                                      1,006,250

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (i) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 2,646,398 shares of Common Stock beneficially held by Commonwealth.

      (ii) ComVest, ComVest Management and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 8,875,000 shares of Common Stock beneficially held by ComVest.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, ComVest is a party to a Securityholders Agreement pursuant to which ComVest was granted certain registration rights, rights of first refusal and corporate governance rights and ComVest received a Proxy from and entered into a Voting Agreement with each of the Majority Stockholders with respect to certain voting rights. As more fully described in Item 4, Commonwealth and the Issuer entered into an Advisory Agreement granting Commonwealth, among other things, rights of first refusal with respect to future capital raising transactions of the Issuer.

Item 7. Material to be Filed as Exhibits.

      1.    Securityholders Agreement dated March 16, 2002.

      2.    Proxy dated March 16, 2002.

      3.    Exhibit C to Note Purchase Agreement dated March 1, 2002.

      4. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                             Page 14 of 18 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2002            ComVest Venture Partners, LP

                                        By: ComVest Management, LLC, its general
                                        partner

                                        By: /s/ Michael S. Falk
                                           -------------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager


Dated: April 8, 2002            Commonwealth Associates, L.P.

                                        By: Commonwealth Associates
                                        Management Company, Inc., its general
                                        partner

                                        By: /s/ Joseph P. Wynne
                                           -------------------------------------
                                        Name: Joseph P. Wynne
                                        Title: Chief Financial Officer


Dated: April 8, 2002            Commonwealth Associates Management Company,
                                Inc.

                                By: /s/ Joseph P. Wynne
                                   ---------------------------------------------
                                Name: Joseph P. Wynne
                                Title: Chief Financial Officer


Dated: April 8, 2002            ComVest Management, LLC

                                By: /s/ Michael S. Falk
                                   ---------------------------------------------
                                          Name: Michael S. Falk
                                          Title: Manager

                                                             Page 15 of 18 pages


Dated: April 8, 2002            RMC Capital, LLC

                                By: /s/ Robert Priddy
                                   ---------------------------------------------
                                Name: Robert Priddy
                                Title: Manager


Dated: April 8, 2002                           /s/ Michael S. Falk
                                ------------------------------------------------
                                                Michael S. Falk


Dated: April 8, 2002                           /s/ Robert Priddy
                                ------------------------------------------------
                                                 Robert Priddy

                                                             Page 16 of 18 pages


                                  EXHIBIT INDEX

1.    Joint Filing Agreement

2.    Securityholders Agreement dated March 16, 2002

3.    Proxy dated March 16, 2002

4.    Exhibit C to Note Purchase Agreement dated March 1, 2002

                                                             Page 17 of 18 pages


                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Horizon Medical Products, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: April 8, 2002            ComVest Venture Partners, LP

                                By: ComVest Management, LLC, its general partner

                                By: /s/ Michael S. Falk
                                   ---------------------------------------------
                                Name: Michael S. Falk
                                Title: Manager


Dated: April 8, 2002            Commonwealth Associates, L.P.

                                By: Commonwealth Associates Management
                                Company, Inc., its general partner

                                By: /s/ Joseph P. Wynne
                                   ---------------------------------------------
                                Name: Joseph P. Wynne
                                Title: Chief Financial Officer


Dated: April 8, 2002            Commonwealth Associates Management Company,
                                Inc.

                                By: /s/ Joseph P. Wynne
                                   ---------------------------------------------
                                Name: Joseph P. Wynne
                                Title: Chief Financial Officer


Dated: April 8, 2002            ComVest Management, LLC

                                By: /s/ Michael S. Falk
                                   ---------------------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager


Dated: April 8, 2002            RMC Capital, LLC

                                By: /s/ Robert Priddy
                                   ---------------------------------------------
                                        Name: Robert Priddy
                                        Title: Manager

                                                             Page 18 of 18 pages


Dated: April 8, 2002                        /s/ Michael S. Falk
                                ------------------------------------------------
                                               Michael S. Falk


Dated: April 8, 2002                       /s/ Robert Priddy
                                ------------------------------------------------
                                               Robert Priddy

                                                              Page 1 of 31 Pages


                         HORIZON MEDICAL PRODUCTS, INC.

                            SECURITYHOLDERS AGREEMENT

      This Securityholders' Agreement (the "Agreement") is entered into as of March 16, 2002, by and among Horizon Medical Products, Inc., a Georgia corporation (the "Company"), ComVest Venture Partners, L.P., a Delaware limited partnership ("ComVest"), Medtronic, Inc., a Minnesota corporation ("Medtronic" and, together with ComVest, each, an "Investor," and, together, the "Investors"), Standard Federal Bank National Association, a national banking association, acting by and through LaSalle Business Credit, Inc., a Delaware corporation ("Lender"), and the stockholders of the Company listed on the signature pages hereof and identified as Major Stockholders (each, a "Major Stockholder" and, collectively, the "Major Stockholders" and, the Major Stockholders together with the Investors, the "Company Stockholders").

                                    RECITALS

      WHEREAS, the Company and the Investors executed a Note Purchase Agreement, dated as of March 1, 2002 (the "Purchase Agreement"), pursuant to which the Company has agreed to issue, and the Investors have agreed to purchase, up to $15,000,000 of the Company's Senior Subordinated Convertible Notes (the "Subordinated Notes"); and, pursuant to the terms of the Subordinated Notes and the Purchase Agreement, (i) the Investors have the option to convert a portion of principal of the Subordinated Notes for shares of common stock of the Company (the "Common Stock") at a conversion price of $.01 per share, (ii) upon certain Events of Default as defined in the Purchase Agreement the Investors may also convert the principal of the Subordinated Notes into Shares of Common Stock (the "Default Stock"); (iii) pursuant to the terms of a Convertible Promissory Bridge Note, dated the date hereof, the holder of such Note is entitled to receive shares of Common Stock (the "Bridge Stock"), and (iv) pursuant to the terms of the Fee Letter, dated March 1, 2002, between ComVest and the Company, ComVest may receive certain additional shares of Common Stock (the "Fee Stock");

      WHEREAS, ComVest has also agreed, in the event that the Company is unable to secure a bank or other financial institution to provide the Company with a line of credit or other senior debt financing, pursuant to which the Company would receive or be entitled to draw down immediately available funds of at least $15,000,000, to provide such funds to the Company by purchasing the Company's Senior Secured Notes in the principal amount of $15,000,000 (the "Senior Notes"); and in connection with the issuance of the Senior Notes, ComVest has the option to exchange certain of the Senior Notes for shares of Common Stock; and

      WHEREAS, in order to induce the Investors to purchase the Subordinated Notes pursuant to the Purchase Agreement and, if applicable, to induce ComVest to purchase the Senior Notes, the Company has agreed to provide the Investors with certain rights as set forth herein; and

                                                              Page 2 of 31 Pages


      WHEREAS, in order to induce Lender to enter into that certain Loan and Security Agreement to be dated as of March 18, 2002, between Lender and the Company, the Company agreed to issue to Lender a warrant (the "Lender Warrant") to purchase a number of shares of Common Stock equal to one percent (1%) of the Common Stock of the Company (on a fully diluted basis) and to provide certain registration rights to Lender in connection therewith;

      NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants contained herein, the parties agree as follows:

                                    AGREEMENT

      1. Registration Rights.

            1.1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

                  (a) "Affiliate" shall mean with respect to a Person, any other Person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such Person. Without limiting the foregoing, with respect to ComVest, an "Affiliate" shall mean the General Partner of ComVest or any Person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the General Partner of ComVest or any partnership in which the General Partner of ComVest is a general partner.

                  (b) "Board of Directors" shall mean the Board of Directors of the Company.

                  (c) "Closing" shall mean the closing of the transactions contemplated by the Purchase Agreement.

                  (d) "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

                  (e) "Conversion Stock" means (i) the shares of Common Stock issued or issuable upon conversion of the Subordinated Notes, (ii) the shares of Common Stock issued or issuable upon conversion of the Senior Notes, (iii) the Bridge Stock, (iv) the Fee Stock, and (v) the Default Stock.

                  (f) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  (g) "Holder" shall mean any stockholder of the Company or Person holding Registrable Securities or a security convertible into, or exchangeable for, Registrable Securities, who is or hereafter becomes a party to this Agreement or the rightful and permitted assign or successor of such a party to whom the rights under this Section 1 have been transferred in accordance with
Section 1.10; provided, that, notwithstanding anything to the contrary, (i) Hunt and Peterson shall only be deemed to be Holders for purposes of Sections 1.3, 1.5, 1.7, 1.8

                                                              Page 3 of 31 Pages


and 1.12 hereof and (ii) Lender shall only be deemed a Holder for purposes of
Section 1 and Section 6 hereof.

                  (h) "Hunt" means Mr. Marshall Hunt, a Major Stockholder hereunder.

                  (i) "Hunt Stock" means up to 832,000 shares of Common Stock held of record by Marshall Hunt and pledged to Tapir Investments (Bahamas) Ltd.

                  (j) "Lender Warrant Stock" means the shares of Common Stock issued or issuable upon exercise of the Lender Warrant.

                  (k) "Person" shall mean an individual, partnership, association, joint venture, corporation, trust or unincorporated organization, a government or any department, agency or political subdivision thereof or other entity.

                  (l) "Peterson" means Mr. William Peterson, a Major Stockholder hereunder.

                  (m) "Peterson Stock" means up to 150,000 shares of Common Stock held by Peterson.

                  (n) "Registrable Securities" means (i) the Conversion Stock;
(ii) for purposes of Sections 1.3, 1.5, 1.7, 1.8 and 1.12 only, the Hunt Stock and the Peterson Stock; (iii) the Lender Warrant Stock; and (iv) stock issued in respect of the Common Stock referred to in (i), (ii) and (iii) as a result of a stock split, stock dividend, recapitalization or the like, which has not been sold to the public.

                  (o) The terms "register," "registered" and "registration" refers to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

                  (p) "Registration Expenses" shall mean all expenses, except as otherwise stated below, incurred by the Company in complying with Sections 1.3 and 1.6 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company) and the reasonable fees and disbursements of one counsel for all Holders in the event of each registration provided for in Section 1.3 hereof.

                  (q) "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  (r) "Selling Expenses" shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the securities registered or sold by the Holders.

                                                              Page 4 of 31 Pages


                  (s) "Stock" means and includes all shares of Common Stock issued and outstanding at the relevant time plus (i) all shares of Common Stock that may be issued upon exercise of any options, warrants and other rights of any kind that are then exercisable, and (ii) all shares of Common Stock that may be issued upon conversion of (A) any convertible securities, including, without limitation, preferred stock and debt securities then outstanding, which are by their terms then convertible into or exchangeable for Common Stock, or (B) any such convertible securities issuable upon exercise of options, warrants or other rights that are then exercisable.

            1.2. [Reserved].

            1.3. Company Registration.

                  (a) Notice of Registration. If at any time or from time to time the Company shall determine to register any of its securities, either for its own account or the account of Holders, other than (i) a registration relating solely to employee benefit plans; or (ii) a registration relating solely to a Commission Rule 145 transaction or (iii) the registration required under Section 1.6(a) hereunder, the Company will:

                        (i) notify each Holder in writing at least thirty (30) days prior to filing any registration statement under the Securities Act; and

                        (ii) subject to paragraph (b) of this Section, include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within twenty (20) days after receipt of such written notice from the Company, by any Holder.

                  (b) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 1.3(a)(i). In such event the right of any Holder to registration pursuant to Section 1.3 shall be conditioned upon such Holder's participation in such underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other Holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. Notwithstanding any other provision of this Section 1.3, if the managing underwriter determines that marketing factors require limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities to be included in such registration. In that case, the Company shall so advise all Holders and any other holders distributing their securities through such underwriting and the number of securities that may be included in the registration and underwriting shall be allocated (i) first up to that number of shares of Common Stock constituting the Hunt Stock at such time up to that dollar amount secured by the pledge of Hunt Stock at such time (the "Hunt Stock Amount"), provided that the managing underwriter determines that such priority with respect to the Hunt Stock is compatible with the success of the offering, (ii) second, to the Company, and (iii) third among all Holders (other than Hunt) who are entitled to include and have requested the inclusion of their

                                                              Page 5 of 31 Pages


Registrable Securities in such offering pursuant to this Section 1.3 on a pro rata basis in proportion to the respective number of Registrable Securities so requested to be included by such Holders, in priority to the inclusion of any other securities that are proposed to be sold in such offering by any other Persons (other than the Company). If all of the Registrable Securities requested for inclusion in such registration and underwriting by the Holders as aforesaid have been so included, the remaining number of securities, if any, that may be included in the registration and underwriting shall be allocated among any other holders distributing securities in such offering (provided that such other holders have contractual rights to participate in such registration and such rights have been granted pursuant to Section 1.13 of this Agreement). Anything herein to the contrary notwithstanding, subject to the sale of Hunt Stock, as provided in clause (i) above, (x) in no event shall the aggregate amount of Registrable Securities of the Holders (other than Hunt) included in the offering be reduced below forty percent (40%) of the total amount of securities included in such offering, unless the Holders of sixty-six and two-thirds percent (66-2/3%) of the Registrable Securities (excluding the Hunt Stock) consent in writing to such a reduction and (y) the number of Registrable Securities (excluding the Hunt Stock) included in any registration shall not be reduced unless there are first excluded all other securities (other than securities to be offered for the account of the Company) proposed to be included in the registration. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter.

            1.4. [Reserved].

            1.5. Expenses of Registration. Unless otherwise stated, all Selling Expenses relating to securities registered on behalf of the Holders (whether for a registration requested pursuant to Section 1.3 or any registration requested pursuant to Section 1.6 for offerings on a continuous basis pursuant to Rule 415 under the Securities Act) shall be borne by the Holders of such securities pro rata on the basis of the number of shares so registered. All Registration Expenses incurred in connection with all registrations pursuant to Sections 1.3 shall be borne by the Company.

            1.6. Shelf Registration; Registration Procedures. At its expense, the Company will:

                  (a) Within ninety (90) days from the date hereof, prepare and file with the Commission a registration statement on Form S-3, or if such form is not available, Form S-1 (the "Registration Statement"), to enable the resale of the Registrable Securities by the Holders thereof from time to time and use its best efforts to cause such Registration Statement to be declared effective as promptly as possible after filing, but in any event no later than the date occurring one hundred and eighty (180) days from the date hereof and to remain continuously effective until such time as all Registrable Securities have been sold thereunder or pursuant to Rule 144 under the Securities Act (the "Registration Period");

                  (b) Furnish to the Holders with respect to the Registrable Securities registered under the Registration Statement such reasonable numbers of copies of the Registration Statement, preliminary prospectus and final prospectus in conformity with the requirements of the Securities Act, any amendments or supplements thereto, and such other

                                                              Page 6 of 31 Pages


documents as the Holders may reasonably request in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the Holders;

                  (c) Prepare and file with the Commission such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement effective at all times until the end of the Registration Period;

                  (d) Register and qualify the securities covered by the Registration Statement under such other securities, or "Blue Sky," laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

                  (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

                  (f) Permit a single firm of legal counsel ("Legal Counsel") designated by the Holders to review the Registration Statement and all amendments and supplements thereto a reasonable period of time prior to their filing with the Commission;

                  (g) Promptly after a Registration Statement covering Registrable Securities is ordered effective by the Commission, the Company shall deliver, or shall cause its legal counsel to deliver, to the transfer agent for such Registrable Securities (with copies to the Holders) confirmation that such Registration Statement has been declared effective by the SEC;

                  (h) Notify each Holder of Registrable Securities covered by the Registration Statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and at the request of any Holder promptly prepare and furnish to such seller and each underwriter, if any, a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

                  (i) Obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment;

                  (j) File in a timely manner any reports required to be filed by the Company under the Securities Act, the Exchange Act and the securities laws of any jurisdiction in which the Registrable Securities were sold;

                                                              Page 7 of 31 Pages


                  (k) Cause all Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

                  (l) Furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Section 1, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 1, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities;

                  (m) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

                  (n) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

            1.7. Indemnification.

                  (a) The Company will indemnify each Holder, each of its officers and directors, partners and members, and each person controlling such person within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Section 1, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated under the Securities Act applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Holder, each of its officers and directors, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim,

                                                              Page 8 of 31 Pages


loss, damage, liability or action as such expenses are incurred; provided that the Company will not be liable to any such person in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission (or alleged untrue statement or omission), made in reliance upon and in conformity with written information furnished to the Company in an instrument duly executed by such Holder, controlling person or underwriter and stated to be specifically for use therein or the preparation thereof.

                  (b) Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, severally but not jointly, indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of
Section 15 of the Securities Act, and each other such Holder, each of its officers and directors and each person controlling such Holder within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company in an instrument duly executed by such Holder and stated to be specifically for use therein or the preparation thereof; provided, however, that the indemnity agreement contained in this subsection 1.7(b) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holder. Notwithstanding the foregoing, the liability of each Holder under this subsection (b) shall be limited to an amount equal to the net proceeds received by such Holder from the sale of Registrable Securities held by such Holder in such registration.

                  (c) Each party entitled to indemnification under this Section
1.7 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 1.7 unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional

                                                              Page 9 of 31 Pages


term thereof the giving by the claimant or plaintiff to such Indemnified Party a release from all liability in respect to such claim or litigation.

                  (d) If the indemnification provided for in this Section 1.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages, or liabilities referred to therein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage, expense or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the violation(s) that resulted in such loss, claim, damage, expense or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact related to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

The obligations of the Company and Holders under this Section 1.7 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this Agreement. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

            1.8. Information by Holder. The Holders of securities included in any registration shall furnish to the Company such information regarding such Holders, the Registrable Securities held by them and the distribution proposed by such Holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 1.

            1.9. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration the Company agrees to use its best efforts to:

                  (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times during which the Company is required to comply with the reporting requirements of the Securities Act or the Exchange Act;

                  (b) take such action as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities;

                                                             Page 10 of 31 Pages


                  (c) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                  (d) so long as a Holder owns any Registrable Securities to furnish to such Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

            1.10. Transfer of Registration Rights. Subject to Section 6.1 hereof, the rights to cause the Company to register securities granted to a Holder under Section 1.3 may be assigned to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by such Holder, provided that the transferor provides the Company with written notice of the proposed transfer and: (i) the transferee is a partner, member, former partner or member, stockholder or Affiliate of the Holder; (ii) the transferee is a Holder's sibling, mother, father or child or a trust for the benefit of a Holder; or (iii) the transferee is a foundation or other charitable organization associated with Medtronic.

            1.11. Standoff Agreements. (a) Each Major Stockholder agrees, until the date which is five (5) business days after the Registration Statement has been declared effective, not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares of Common Stock or any other securities of the Company or enter into any agreement with respect to the foregoing (collectively, a "Sale"); provided, that such agreements shall not apply to (a) shares of Common Stock purchased after the date hereof by the Major Stockholder in the public market or in a registered offering, and (b) with respect to Hunt and Peterson, up to the Hunt Stock Amount which may be sold by Hunt, and the Peterson Stock which may be sold by Peterson, in each case pursuant to an underwritten public offering of Common Stock with a reputable national or regional investment bank.

            (b) Each Major Stockholder further agrees after the date any registration statement is declared effective with respect to an underwritten public offering of the Company's equity securities, not to engage in any Sale for such period of time as to which the Holders agree to the same restriction; provided that Hunt may engage in a Sale of the Hunt Stock and Peterson may engage in a Sale of the Peterson Stock.

            1.12. Termination. Any registration rights granted pursuant to this
Section 1 shall terminate (if not already terminated as provided herein) and the Company shall have no obligations pursuant to Sections 1.3 with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 1.3 if, in the opinion of counsel to the Company, all Registrable Securities held by a Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) may be sold in a three-month period without registration under the Securities Act pursuant to Rule 144.

                                                             Page 11 of 31 Pages


            1.13. Other Registration Rights. The Company shall not, without the prior written consent of Holders of sixty-six and two-thirds percent (66-2/3%) of the Registrable Securities then outstanding grant any registration rights superior to or on a parity with the rights granted pursuant to this Section 1 other than the registration rights previously granted by the Company to Tapir Investments (Bahamas) Ltd. pursuant to the Rights Agreement dated as of April 9, 1998, as in effect on the date hereof.

      2. Holders' Right of First Refusal Upon Issuance of Securities by the Company.

            2.1. Right of First Refusal. The Company hereby grants to each Holder or any of their transferees pursuant to Section 2.1(f) hereof (collectively, hereinafter, the "Rights Holders") the right of first refusal to purchase all or part of its pro rata share of New Securities (as defined in this Section 2.1) which the Company may, from time to time, propose to sell and issue. For purposes of this right of first refusal, a pro rata share for a Rights Holder is the number of New Securities to be issued multiplied by the ratio that the number of shares of Stock then held by or issuable to (assuming full conversion and exercise of the Subordinated Notes and the Senior Notes, respectively) such Rights Holder bears to the sum of the total number of shares of Stock then outstanding (assuming full conversion and exercise of the Subordinated Notes and the Senior Notes, respectively).

                  (a) Except as set forth below, "New Securities" shall mean any Equity Securities (as defined below), whether now authorized or not. "Equity Securities" shall mean any securities having voting rights in the election of the Board of Directors not contingent upon default, or any securities evidencing an ownership interest in the Company, or any securities convertible into or exercisable for any shares of the foregoing, or any securities issuable pursuant to any agreement or commitment to issue any of the foregoing. Notwithstanding the foregoing, "New Securities" does not include (i) the Conversion Stock; (ii) stock issued in connection with any stock split, stock dividend or recapitalization by the Company, (iii) shares of Common Stock issued to officers, directors, employees or consultants of the Company pursuant to stock grants, stock purchase and stock option plans or other stock incentive programs, agreements or arrangements approved by the Board of Directors unless such shares constitute greater than 10% of the Company's outstanding Common Stock at the time of issuance, (iv) shares of Common Stock or preferred stock of the Company issued or issuable upon conversion, exercise or exchange of currently outstanding warrants, or (v) securities issued pursuant to the acquisition of all or part of another company by the Company by merger or other reorganization, or by purchase or all or part of the assets of another company, pursuant to a plan or arrangement approved by the Board of Directors.

                  (b) In the event the Company proposes to undertake an issuance of New Securities, it shall give each Rights Holder written notice of its intention, describing the type of New Securities, and the price and terms upon which the Company proposes to issue the same. Each Rights Holder shall have twenty (20) days from the date of receipt of any such notice to agree to purchase up to its respective pro rata share of such New Securities for the price and upon the applicable terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

                                                             Page 12 of 31 Pages


                  (c) If not all of the Rights Holders elect to purchase their pro rata share of the New Securities, then the Company shall promptly notify in writing the Rights Holders who do so elect and shall offer such Rights Holders the right to acquire such unsubscribed shares. The Rights Holders shall have five (5) business days after receipt of such notice to notify the Company of their election to purchase all or a portion of the unsubscribed shares.

                  (d) In the event a Rights Holder fails to exercise the right of first refusal within said twenty (20) day period, the Company shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within fifteen (15) days from the date of said agreement) to sell the New Securities not elected to be purchased by Rights Holders at the price and upon the terms no more favorable to the purchasers of such securities than specified in the Company's notice. In the event the Company has not sold the New Securities within said ninety (90) day period (or sold and issued New Securities in accordance with the foregoing within fifteen (15) days from the date of said agreement), the Company shall not thereafter issue or sell any New Securities, without first offering such securities in the manner provided above.

                  (e) The right of first refusal granted under this Section 2.1 shall expire upon the closing of a statutory share exchange, consolidation or merger of this Company with or into any other corporation or corporations (other than a wholly-owned subsidiary), or the sale, transfer or other disposition of all or substantially all of the assets of this Company.

                  (f) The right of first refusal hereunder may be assigned to a transferee or assignee (other than a competitor as reasonably determined by the Company in good faith) in connection with any transfer or assignment of Registrable Securities, provided that the transferor provides the Company with written notice of the proposed transfer and (i) the transferee is a partner (or former partner), member (or former member), stockholder or Affiliate of the Holder, (ii) the transferee is a Holder's sibling, mother, father or child or a trust for the benefit of a Holder, or (iii) the transferee is a foundation or other charitable organization associated with Medtronic.

      3. Holder's Right of First Refusal and Co-Sale on Sales by Major Stockholders.

            3.1. Right of First Refusal on Sales.

                  (a) Sales to Third Parties. If at any time a Major Stockholder (an "Offeror") desires to sell, transfer, hypothecate, pledge, assign or otherwise dispose of all or any part of his shares pursuant to a bona fide offer from a third party (the "Proposed Transferee"), such Offeror shall submit a written offer (the "Offer") to sell such shares (the "Offered Shares") to the Holders on terms and conditions, including price (the "Offered Price"), not less favorable to the Holders than those on which the Offeror proposes to sell such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the Offered Shares proposed to be sold, the total number of shares owned by the Offeror, the terms and conditions, including the Offered Price and any other material facts relating to the proposed sale and shall include a copy of any written proposal, term sheet or other agreement relating to the proposed transfer. The Offer shall further state that the Holders may acquire, in accordance

                                                             Page 13 of 31 Pages


with the provisions of this Agreement, the Offered Shares for the Offered Price and upon the other terms and conditions, including deferred payment (if applicable), set forth therein. For the purposes of Section 3.1, the Offered Shares shall not include the Hunt Stock or the Peterson Stock.

                  (b) Holders' Right of First Refusal.

                        (i) The Offered Shares may be purchased by the Holders as set forth below. Each Holder shall have the opportunity to purchase its pro rata share of the Offered Shares. For purposes of this Section 3 only, a Holder's pro rata share shall be determined by multiplying the number of Offered Shares by a ratio calculated by dividing the number of shares of Stock held by or issuable to (assuming full conversion of the Subordinated Notes and the Senior Notes, respectively) such Holder by the total number of shares of Stock held by all Holders (assuming full conversion of the Subordinated Notes and the Senior Notes, respectively). (The amount of Offered Shares that each Holder is entitled to purchase under this Section 3.1(b) shall be referred to as its "Pro Rata Fraction"). If any Holder, or their respective assignees, desire to purchase any of the Offered Shares, such Holder must, within a fifteen (15) day period (the "Holder Refusal Period") following receipt of the Offer, give written notice ("Holder Notice") to the Offeror and to the Company of such party's election to purchase its Pro Rata Fraction of the Offered Shares. A failure by a Holder to exercise its Right of First Refusal within the Holder Refusal Period shall be deemed a waiver of such right with respect to that particular Offer only. In the event that a Holder does not wish to purchase such Holder's Pro Rata Fraction, then the Offeror shall notify all Holders who elected to purchase their full pro rata share of the number of shares not so purchased, and any Holder who has elected to purchase its full Pro Rata Fraction shall have the right to purchase, on a pro rata basis with any other Holder who so elects, any Offered Share not purchased by providing notice to the Offeror within seven (7) days of receipt of such notice (the "Second Holder Refusal Period").

                  (c) Closing on Offered Shares. Sales of the Offered Shares to be sold to the Holders pursuant to this Section 3 shall be made at the offices of the Company on the 45th day following the date the Offer was made (or if such 45th day is not a business day, then on the next succeeding business day). Such sales shall be effected by the Offeror's delivery to the Holder of a certificate or certificates evidencing the Offered Shares to be purchased by it, duly endorsed for transfer to such Holder, against payment to the Offeror of the Offered Price therefor by such Holder. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by an independent third party appraiser selected by the Board of Directors of the Company, which determination will be binding upon the parties absent fraud or error.

                  (d) Sales to Proposed Transferee. If the Holders do not purchase all of the Offered Shares, the Offered Shares not so purchased may be sold by the Offeror at any time within ninety (90) days after the date the Offer was made, subject to the provisions of Sections 3.2 and 3.3 below. Any such sale shall, subject to Sections 3.2 and 3.3, be to the Proposed Transferee, at not less than the Offered Price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Offer. Any Offered Shares not sold within such 90-day period shall once again be subject to the requirements of a prior offer pursuant to this Section 3.1.

                                                             Page 14 of 31 Pages


            3.2. Holders' Right of Participation in Sales by a Major
Stockholder.

                  (a) Co-Sale Right. If at any time an Offeror desires to sell all or any part of the shares owned by him to any Proposed Transferee in accordance with Section 3.1, each of the Holders shall have the right to sell to the Proposed Transferee, as a condition to such sale by the Offeror, upon the same economic terms and legal conditions as involved in such sale by the Offeror, a number of shares equal to the Holder's Pro Rata Fraction of the Offered Shares that have not been purchased pursuant to exercise of the Right of First Refusal in Section 3.1(b) (the "Co-Sale Shares"). In the event that a Holder does not hold any of the series, class or type of shares that the Proposed Transferee proposes to purchase from the Offeror and the Proposed Transferee is unwilling to purchase a different series, class or type of shares from the Holder, or is otherwise unwilling to purchase the shares held by Holder with respect to which such Holder has the right to exercise its co-sale rights, then the Holder shall have the Put Right set forth in Section 3.4 below with respect to its Pro Rata Fraction of the Offered Shares. For purposes of Section 3.2, the Offered Shares shall not include the Hunt Stock, or any Stock owned by Peterson after the date he is no longer an employee of the Company.

                  (b) Notice of Intent to Participate. Upon termination of the Holder Refusal Period, the Offeror shall notify all Holders of the number of Offered Shares not purchased pursuant to the Right of First Refusal (the "Second Offer"). Such notice shall also contain the information described in Section 3.1(a) above. Each Holder wishing to so participate in any sale under this
Section 3.2 shall notify the Offeror in writing of such intention within ten
(10) days after the date of receipt of the Second Offer. Such notification shall be delivered in person or mailed to the Offeror at the address set forth in accordance with Section 6.6 below.

                  (c) Sale to Proposed Transferee. The Offeror and each participating Holder may sell to the Proposed Transferee those Co-Sale Shares proposed to be sold by the Offeror and each participating Holder at a price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those in the Offer provided by the Offeror under Sections 3.1 and 3.2(b) above.

                  (d) Continuation of Restrictions. Any shares sold by the Offeror and/or participating Holder(s) to any third party pursuant to this
Section 3.2 shall still be subject to the restrictions or benefits imposed by
Section 3 of this Agreement, and such third party shall be required to execute a counterpart of this Agreement.

            3.3. Prohibited and Permitted Transfers.

                  (a) Prohibited Transfers. No Major Stockholder may sell, assign, transfer, grant an option to or for, pledge, hypothecate, mortgage, encumber or dispose of (in each case, a "Transfer") all or any of his shares except as expressly provided in this Agreement and except as provided pursuant to the Note Purchase Agreement.

                  (b) Legends. The Company shall affix to each certificate evidencing shares of Common Stock issued to Holders a legend in substantially the following form:

            "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES

                                                             Page 15 of 31 Pages


            ACT OF 1933, AS AMENDED AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED OR AN EXEMPTION THEREFROM AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS."

            "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN A SECURITYHOLDERS' AGREEMENT DATED AS OF MARCH 16, 2002, AS IT MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER. NO REGISTRATION OR TRANSFER OF THESE SHARES WILL BE MADE ON THE BOOKS OF THE ISSUER UNLESS AND UNTIL SUCH RESTRICTIONS SHALL HAVE BEEN COMPLIED WITH."

In the event a Holder shall transfer any shares of Common Stock to any Person in accordance with this Agreement, such securities shall nonetheless bear legends as provided above; provided, however, that the provisions of this Section shall not apply in respect of sales of shares included in registered public offerings under the Securities Act or a sale of shares of Common Stock pursuant to Rule 144 under the Securities Act.

                  (c) Permitted Transfers. Notwithstanding the foregoing, the terms and conditions of Sections 3.1 and 3.2 hereof shall not apply to any Permitted Transfer by a Major Stockholder. For purposes of this Agreement, "Permitted Transfer" means any transfer by a Major Stockholder (i) of such party's shares to or for the benefit of any parent, sibling, spouse, child or grandchild of such Major Stockholder, or to a trust for the benefit of any of the foregoing, (ii) by will or the laws of descent and distribution to any of the persons listed in Section 3.3(i) (any person referred to in this paragraph is defined as a "Permitted Transferee"), (iii) any transfer in connection with the merger or consolidation of the Company with or into any other corporation or other entity or person (an "Acquisition") or the sale of all or substantially all of the outstanding shares of capital stock of the Company to a third party provided that such Acquisition or sale of shares has been approved by the Board and/or shareholders as required by the Certificate of Incorporation or (iv) up to five percent (5%) of such Major Stockholder's Shares as of the date hereof.

            As used herein, the term "Major Stockholder" is deemed to include any Permitted Transferees of the Major Stockholder, except as expressly provided otherwise, and any Permitted Transferee shall agree to be bound by this Agreement.

            3.4. Put Right. In the event that a Major Stockholder should sell any securities in violation of the co-sale rights hereunder, each Holder, in addition to such other remedies as may be available at law, in equity or hereunder, shall have a put option whereby such Holder shall have the right to sell to such Major Stockholder the type and number of shares equal to the

                                                             Page 16 of 31 Pages


number of shares such Holder would have been entitled to transfer to the Company or to the Proposed Transferee at the price per share at which the shares were transferred by the violating Major Stockholder; provided, however, that such Holder must exercise its put option within forty-five (45) days of such Holder's knowledge of a Major Stockholder's violation of the co-sale rights hereunder.

            3.5. Termination. The right of first refusal and co-sale rights, each with respect to sales by Major Stockholders, set forth in this Section 3 shall terminate on the earlier of (a) the date of the closing of a sale, lease, or other disposition of all or substantially all of the Company's assets or the Company's merger into or consolidation with any other corporation or other entity, or any other corporate reorganization, in which the holders of the Company's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, provided that this Section 3.5 shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Company; or
(b) with respect to Peterson, the date he is no longer an employee of the Company, but no earlier than six months from the date hereof, and (c) with respect to Hunt, if his employment is terminated by the Company, one year from the date of such termination, or if Hunt voluntarily terminates his Employment with the Company, two years from the date of such termination, but in no event longer than five years from the date hereof.

            3.6. No Agreements. Except as set forth in Section 3.7 of this Agreement, no Major Stockholder shall grant any irrevocable proxy or any other proxy inconsistent with this agreement or enter into or agree to be bound by any voting trust with respect to any shares of Common Stock, nor shall any Major Stockholder enter into any stockholder agreements or arrangements of any kind with any person with respect to any shares of Common Stock (whether or not such agreements and arrangements are with other holders of Common Stock who are not parties to this Agreement), including agreements or arrangements with respect to the acquisition, disposition or voting (if applicable) of any shares of Common Stock, except this Agreement, nor shall any Major Stockholder act, for any reason, as a member of a group or in concert with any other persons in connection with the acquisition, disposition or voting (if applicable) of any shares of Common Stock, except to the extent consistent with this Agreement.

      4. Holders' Bring Along Rights.

            4.1. Bring Along Right. If at any time the Holders propose to sell in the aggregate 51% or more of the Common Stock held by the Holders (the "Sale Shares") to a third party or parties (a "Third Party"), then the Holders shall have the right, subject to the provisions of this Section 4, to require each Major Stockholder to sell (a "Required Sale") the same percentage of Common Stock held by it that is proposed to be sold by the Holders. In the event this
Section 4.1 is invoked, the Holders shall deliver notice (the "Required Sale Notice") to each Major Stockholder.

            4.2. Notice. The Required Sale Notice shall set forth: (i) the date of such notice (the "Notice Date"), (ii) the name and address of the Third Party, (iii) the proposed amount of the consideration to be paid per share for the Sale Shares (the "Sale Price") and the terms and conditions of payment offered by the Third Party in reasonable detail, together with

                                                             Page 17 of 31 Pages


written proposals or agreements, if any, with respect thereto, (iv) the aggregate number of Sale Shares, (v) confirmation that the Holders are selling 51% or more of the aggregate number of shares of Common Stock then held by it to a Third Party, and (vi) the proposed date of the Required Sale (the "Required Sale Date"), which shall be not less than 20 nor more than 180 days after the date of the Notice Date.

            4.3. Cooperation. The Major Stockholders shall cooperate in good faith with the Holders in connection with consummating the Required Sale (including, without limitation, the voting of shares of any voting stock of the Company held by the Major Stockholders to approve such Required Sale). On the Required Sale Date, each Major Stockholder shall deliver certificates for all of its Common Stock, duly endorsed for transfer, to such Third Party in the manner and at the address indicated in the Required Sale Notice and the Holders shall cause each of the Major Stockholders' shares of the purchase price to be paid to the respective Major Stockholder.

      5. Board of Directors; Voting of Capital Stock; Certain Other Matters.

            5.1. Board of Directors. Subject to Section 5.7, immediately following the Closing and until such time as the principal amount of all Subordinated Notes, together with all interest thereon, has been paid in full and ComVest has sold more than 50% of the Common Stock issuable upon the conversion of the Subordinated Notes purchased by ComVest pursuant to the Note Purchase Agreement, the parties hereto shall take all action within their respective power, including the voting of Common Stock, required to cause the Board of Directors to consist of seven (7) directors, who shall be designated as follows:

                  (a) Designees of ComVest. Subject to Section 5.1(b) and
Section 5.7, ComVest shall designate one (1) director of the Company;

                  (b) ComVest Independent Directors. ComVest shall designate two
(2) additional directors of the Company who shall be independent directors in accordance with the requirements of the American Stock Exchange.

                  (c) Medtronic Observer. Medtronic shall designate one (1) person who shall be an observer on the Board of Directors with no voting rights.

            5.2. Removal. If a director designated and elected pursuant to
Section 5.1 hereof has been designated by ComVest and ComVest requests that such director be removed (with or without cause) by written notice thereof to the other Holders, the Company and the Major Stockholders, then such director shall be removed, with or without cause, upon the affirmative vote of holders of a majority of the outstanding shares of Common Stock, and each party hereto hereby agrees to vote all shares of Common Stock owned or held of record by such holder to effect such removal upon such request.

            5.3. Vacancies. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, retirement, resignation, removal (with or without cause) of a director or otherwise, or if for any reason there shall exist or occur any vacancy on the Board of Directors, each Company Stockholder hereby agrees to cause the director(s) designated by such Company Stockholder to, subject to such director's applicable fiduciary

                                                             Page 18 of 31 Pages


duties, vote for that individual designated to fill such vacancy and serve as a director by whichever of the Company Stockholders that had designated (pursuant to Section 5.1 hereof) the director whose death, disability, retirement, resignation or removal (with or without cause) resulted in such vacancy on the Board of Directors (in the manner set forth in Section 5.1); provided, however, that such other individual so designated may not previously have been a director of the Company who was removed for cause from its Board of Directors.

            5.4. Actions of the Board of Directors. During the period that ComVest retains the appointment rights under Section 5.1 hereof, any action of the Board of Directors shall require the vote of a majority of the directors present at a meeting with respect to which a quorum is in attendance; provided, however, that such majority vote must include the affirmative vote of the director designated and elected by ComVest in order to approve the following:

                  (a) The acquisition of the Company by another entity by means of any transaction or series of related transactions with this Company (including, without limitation, any stock purchase, reorganization, merger or consolidation but, excluding any merger effected exclusively for the purpose of changing the domicile of this Corporation); or any other transaction which results in the disposition of 50% or more of the voting power of all classes of capital stock of the Company unless the Company's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (solely by virtue of securities issued as consideration for this Corporation's acquisition or sale or otherwise) hold at least 50% of the voting power of the surviving or acquiring entity.

                  (b) The sale of all or any material portion of the assets of the Company; or

                  (c) The liquidation, dissolution or winding up of the Company;

                  (d) Making, or permitting any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

                  (e) Making, or permitting any subsidiary to make, any loan or advance to any person, including, without limitation, any employee or director of the Company or any subsidiary;

                  (f) Guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

                  (g) The declaration or payment of any dividends on its capital stock other than dividends payable solely in Common Stock;

                  (h) Any amendment, supplement or modification of any kind whatsoever to the Company's Certificate of Incorporation or By-Laws, including any increase in the number of members of the Board of Directors (except as provided in Section 5.7 of this Agreement); or

                                                             Page 19 of 31 Pages


                  (i) The issuance of any stock options, except the stock options to be issued to Hunt and Peterson as provided in the Purchase Agreement; provided, that if an Event of Default, as provided in Section 11 of the Purchase Agreement has occurred, then all vesting of such stock options shall immediately cease until such default is cured or waived by the director designated and elected by ComVest pursuant to Section 5.1(a).

            5.5. Covenant to Vote. During the period that ComVest retains the appointment rights under Section 5.1 hereof, each Company Stockholder hereby agrees to take all actions necessary to call, or to cause the Company and the appropriate officers and directors of the Company to call, a special or annual meeting of stockholders of the Company and to vote all shares of voting stock of the Company owned or held of record by such Company Stockholder at any such annual or special meeting in favor of, or take all action by written consent in lieu of any such meeting: (a) necessary to ensure that the number of directors constituting the entire Board of Directors is consistent with, and that the election as members of the Board of Directors of those individuals so designated is in accordance with, and to otherwise effect the intent of, this Section 5;
(b) upon any other matter arising under this Agreement and the Purchase Agreement submitted to a vote or consent of the stockholders in a manner so as to implement fully the terms of this Agreement and the Purchase Agreement (including, without limitation, any issuance by the Company of the Subordinated Notes and the Senior Notes, and shares of its common stock issuable upon the exercise of conversion (or similar) rights granted to the holders of the Subordinated Notes and the Senior Notes and any amendments to the Company's Certificate of Incorporation or Bylaws required pursuant to the Purchase Agreement).

            5.6. Proxy. Each of the Major Stockholders agrees to execute and deliver to the Investors a Proxy, dated the date hereof, in the form attached hereto as Exhibit A.

            5.7. Executive Committee.

                  (a) The Company shall establish and maintain an Executive Committee of the Board of Directors (the "Executive Committee"), which shall consist of three (3) members of the Board of Directors, who shall be (i) the director designated by ComVest pursuant to Section 5.1(a) who shall serve as Chairman), (ii) one of the independent directors designated by ComVest pursuant to Section 5.1(b) (initially Lee Provo) and (iii) Hunt, so long as he is an employee of the Company. The Executive Committee, to the fullest extent permitted by law, shall have and may exercise when the Board of Directors is not in session all powers of the Board in the management of the business and affairs of the Company.

                  (b) The Executive Committee shall generally have the powers and authority set forth in the Company's Bylaws. In addition, and without limiting the foregoing, the affirmative vote of a majority of the members of the Executive Committee shall be required in order to approve any the following:

                  (i) The annual business plan and budget for the Company and any amendments or supplements thereto;

                                                             Page 20 of 31 Pages


                  (ii) Retention of auditors and lawyers for the Company or any material change in the Company's accounting principals;

                  (iii) Establishment, termination or modification of any committees of the Board of Directors;

                  (iv) Hiring the CEO, CFO, COO or CIO or any employee of similar status; paying annual compensation of $100,000 or more to any employee; or granting options to purchase 25,000 or more shares of Stock to any employee;

                  (v) The acquisition of the Company by another entity by means of any transaction or series of related transactions with this Company (including, without limitation, any stock purchase, reorganization, merger or consolidation but, excluding any merger effected exclusively for the purpose of changing the domicile of this Company); or any other transaction which results in the disposition of 50% or more of the voting power of all classes of capital stock of the Company unless the Company's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (solely by virtue of securities issued as consideration for the Company's acquisition or sale or otherwise) hold at least 50% of the voting power of the surviving or acquiring entity;

                  (vi) The sale of all or any material portion of the assets of the Company;

                  (vii) The liquidation, dissolution or winding up of the Company;

                  (viii) Making, or permitting any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

                  (ix) Making, or permitting any subsidiary to make, any loan or advance to any person, including, without limitation, any employee or director of the Company or any subsidiary;

                  (x) Guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

                  (xi) The declaration or payment of any dividends on its capital stock other than dividends payable solely in Common Stock;

                  (xii) Any amendment, supplement or modification of any kind whatsoever to the Company's Certificate of Incorporation or By-Laws;

                  (xiii) The issuance of any stock options, except the stock options to be issued to Hunt and Peterson under the Purchase Agreement;

                  (xiv) Any capital expenditures exceeding $75,000 in any single instance or $250,000 in the aggregate in any Fiscal Year;

                                                             Page 21 of 31 Pages


                  (xv) Entering into, modifying or terminating any Material Contract, as defined in the Purchase Agreement;

                  (xvi) The issuance of any debt or equity securities other than shares of Common Stock issuable upon exercise of stock options and warrants and the conversion of convertible securities outstanding as of the date hereof and any additional stock options as may be approved by the Board of Directors;

                  (xvii) The redemption by the Company of any of its securities;

                  (xviii) The incurrence by the Company or any subsidiary of any Indebtedness (as defined in the Purchase Agreement) in excess of $50,000 in any single instance or $150,000 in the aggregate in any fiscal year, other than the Subordinated Notes, the Senior Notes, the Bridge Note and any Senior Secured Indebtedness;

                  (xix) Permitting any Liens to be placed or exist upon the Property of the Company or any of its subsidiaries, other than Permitted Liens (as each of those capitalized terms are defined in the Purchase Agreement);

                  (xx) The selection of the managing underwriter(s) for any underwritten public offering of the Company's securities or any placement agent for any private placement of the Company's securities; or

                  (xxi) Taking any action that would result in an Event of Default under the Purchase Agreement.

      In addition, the Executive Committee shall have the power and authority to take (i) such cost-cutting measures on behalf of the Company (including, without limitation, arrangements with creditors, reductions in personnel and sales of assets) as it may deem necessary or appropriate for the benefit of the business operations or condition (financial or otherwise) of the Company or (ii) such other measures as may be appropriate for the Company to be in material compliance with its annual business plan and budget. Notwithstanding the foregoing, the Executive Committee shall not have the authority to terminate the CEO other than for cause as provided in his employment agreement.

      In the event the Subordinated Notes are paid in full, the Executive Committee shall consist of four (4) members of the Board of Directors, and such fourth member shall be an independent director approved by at least two-thirds of the Board of Directors. Further, in the event ComVest shall have received in the aggregate a twenty-five percent (25%) return, per annum, with respect to the Subordinated Notes purchased by ComVest, then the provisions of this Section 5.7 shall no longer be applicable. (For example, assuming that ComVest has purchased $5,000,000 of Subordinated Notes, if, after one (1) year, ComVest shall have been repaid such $5,000,000 and sold shares of Common Stock for an aggregate net sales price of not less than $1,250,000 ($6,250,000 net in the aggregate), then ComVest shall be deemed to have achieved a 25% return per annum and the provisions of Section 5.7 shall no longer be applicable. After two (2) years, the net proceeds received from the sale of shares of Common Stock would have to aggregate $2,812,500 ($7,812,500 net in the aggregate.))

                                                             Page 22 of 31 Pages


            5.8. Events of Election. Until such time as the entire principal amount of all Subordinated Notes, together with all interest thereon, has been paid in full, if (a) the Company or any Major Stockholder fails to comply in any material respect with any covenants or agreements contained herein and fails to cure such breach within ten (10) days after written notice thereof, (b) there shall occur an "Event of Default" with respect to the Purchase Agreement as such term is defined in the Purchase Agreement, (c) there shall occur an "Event of Default" under any agreement governing the Senior Indebtedness (as defined in the Purchase Agreement) as such term shall be defined in such agreement, or (d) if any approvals of the Company's stockholders are necessary to fully implement the terms of this Agreement and the Purchase Agreement (including, without limitation, the issuance by the Company of the Subordinated Notes and the Senior Notes, and shares of its common stock issuable upon the exercise of conversion (or similar) rights granted to the holders of the Subordinated Notes and the Senior Notes, and any amendments to the Company's Certificate of Incorporation or Bylaws required pursuant to the Purchase Agreement) and such stockholders approvals are not obtained by the date which is sixty (60) days after the date hereof, then, without limiting any of the foregoing rights, remedies and powers, and in addition thereto, ComVest shall have the right to immediately elect such additional number of Persons designated by it to the Board of Directors of the Company, such that, when such number of additional Persons so designated is combined with the number of Persons theretofore elected to the Board of Directors of the Company as designees of the Investors, Persons designated by the Investors and serving as members of the Board of Directors of the Company shall comprise a majority of the entire Board of Directors of the Company. The terms of the Proxy executed pursuant to Section 5.6 shall provide that all shares of Common Stock owned or held of record by each Major Stockholder shall be voted to effect such changes in the composition of the Board of Directors.

      6. Miscellaneous.

            6.1. Assignment.

                  (a) The rights of the Company or any Holder other than the Investors under this Agreement may be assigned only to (i) a stockholder, partner, former partner, member, former member or beneficiary of a Holder, (ii) a spouse, child, parent or beneficiary of the estate of a Holder; (iii) to an affiliate (as defined for purposes of Rule 144 of the Securities Act) of the Holder; or (iv) a trust for the benefit of the persons set forth in (i) or (ii); provided, however, that no party may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party at the time of such assignment stating the name, address and tax identification number of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and provided further that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation the provisions of this Section 6.1. Notwithstanding anything contained in this Agreement to the contrary, (A) any rights to cause the Company to register securities and any preemptive rights and rights of first refusal to purchase certain new securities proposed to be sold by the Company or other shareholders may be transferred or assigned by ComVest (together with any affiliates, a "ComVest Entity"), or any relevant ComVest Entity to another ComVest Entity, provided that (a) the Company is given written notice at the time of or within a reasonable time after said transfer or assignment, stating the name and address of such transferee or assignee and identifying the specific rights being transferred or assigned and (b) such transferee or assignee

                                                             Page 23 of 31 Pages


assumes the obligations of the ComVest Entity and agrees to be bound, hereunder and (B) any rights to cause the Company to register securities and any preemptive rights and rights of first refusal to purchase certain new securities proposed to be sold by the Company or other shareholders may be transferred or assigned by Medtronic (together with any affiliates, a "Medtronic Entity"), or any relevant Medtronic Entity to another Medtronic Entity, provided that (a) the Company is given written notice at the time of or within a reasonable time after said transfer or assignment, stating the name and address of such transferee or assignee and identifying the specific rights being transferred or assigned and
(b) such transferee or assignee assumes the obligations of the Medtronic Entity and agrees to be bound, hereunder.

            6.2. Survival. The representations, warranties, covenants and agreements made herein shall survive the closing of the transactions contemplated hereby.

            6.3. Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

            6.4. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Georgia without giving effect to its principles regarding conflicts of laws. The Company and each of the Company Stockholders irrevocably consents to the non-exclusive personal jurisdiction of the federal and state courts located in New York County, New York, as applicable, for any matter arising out of or relating to this Agreement. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any such dispute, action or proceeding based on a lack of personal jurisdiction or the laying of venue.

            6.5. Determination of Share Amounts. To determine the number of Registrable Securities held by a Holder for purposes of this Agreement, all Registrable Securities held by an Affiliate of the Holder shall be deemed held by such Holder.

            6.6. Entire Agreement; Amendment. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein. With the written consent of the record or beneficial holders of at least eighty percent (80%) of the Registrable Securities held by the Holders, the obligations of the Company and the Major Stockholders under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely), and with the same consent the Company, when authorized by resolution of its Board of Directors, may enter into a supplementary agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or otherwise amending or restating this Agreement in any respect.

            6.7. Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be delivered personally, via facsimile with confirmation of transmission, mailed by first class mail, postage prepaid, or delivered by courier or overnight delivery, (a) if to a Company Stockholder, at such party's address or facsimile number as set

                                                             Page 24 of 31 Pages


forth on Schedule I attached hereto, or at such other address or facsimile number as such party shall have furnished to the Company in writing, (b) if to the Company, at Horizon Medical Products, Inc., Seven North Parkway Square, 4200 Northside Parkway, Atlanta, Georgia 30327 or such address as the Company shall have furnished to the Company Stockholder in writing or if by facsimile to (404) 264-2611 or (c) if to Lender, at Lender's address or Lender's address set forth on Schedule IA attached hereto, or at such other address or facsimile number as Lender shall have furnished Company in writing. Notices that are mailed shall be deemed received five (5) days after deposit in the United States mail. Notices that are sent via facsimile shall be deemed received upon receipt of confirmation of transmission.

            6.8. Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any holder of any shares, upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy of such holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any holder of any breach or default under this Agreement, or any waiver on the part of any holder of any provisions or conditions of this agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

            6.9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

            6.10. Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable the remainder of this Agreement and application of such provision to persons or circumstances shall be interpreted so as best to reasonably effect the intent of the parties hereto, the parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

            6.11. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

            6.12. Specific Performance; Injunctive Relief. The parties hereto acknowledge that the Investors will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreement of the Company or the Major Stockholders set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Investor upon any such violation, the Investors shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Investors at law or in equity without any requirement of the posting of a bond or other security.

                                                             Page 25 of 31 Pages


            6.13. Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

                                                             Page 26 of 31 Pages


            IN WITNESS WHEREOF, the parties hereto have executed this Securityholders' Agreement as of the date set forth in the first paragraph hereof.

                                        COMPANY:

                                        HORIZON MEDICAL PRODUCTS, INC.


                                        By:
                                           ----------------------------------
                                           Name: William E. Peterson, Jr.
                                           Title: President

                                                             Page 27 of 31 Pages


                      COMVEST COUNTERPART SIGNATURE PAGE TO
                           SECURITYHOLDERS' AGREEMENT

                                           COMVEST VENTURE PARTNERS, L.P.

                                           By ComVest Capital Management LLC,
                                              its General Partner


                                           By:
                                              ----------------------------------
                                              Name:
                                              Title:

                 [SIGNATURE PAGE TO SECURITYHOLDERS' AGREEMENT]

                                                             Page 28 of 31 Pages


                     MEDTRONIC COUNTERPART SIGNATURE PAGE TO
                           SECURITYHOLDERS' AGREEMENT

                                             MEDTRONIC, INC.

                                             Medtronic, Inc.


                                             By:
                                                --------------------------------
                                                Name:
                                                Title:

                 [SIGNATURE PAGE TO SECURITYHOLDERS' AGREEMENT]

                                                             Page 29 of 31 Pages


                      LASALLE COUNTERPART SIGNATURE PAGE TO
                           SECURITYHOLDERS' AGREEMENT

                                     STANDARD FEDERAL BANK NATIONAL
                                     ASSOCIATION, acting by and through,
                                     LASALLE BUSINESS CREDIT, INC., as its agent


                                     By:
                                        ----------------------------------------
                                        Name:
                                        Title:

                 [SIGNATURE PAGE TO SECURITYHOLDERS' AGREEMENT]

                MAJOR STOCKHOLDERS' COUNTERPART SIGNATURE PAGE TO
                           SECURITYHOLDERS' AGREEMENT

                                                             Page 30 of 31 Pages


                                            MAJOR STOCKHOLDERS:


                                            -----------------------------
                                            Marshall Hunt


                                            -----------------------------
                                            William Peterson

                                                             Page 31 of 31 Pages


                                   SCHEDULE I

                        ADDRESSES OF COMPANY STOCKHOLDERS

Name:                     Address:

Marshall B. Hunt          3935 Paces Manor
                          Atlanta, Georgia  30339

William E. Peterson, Jr.  4746 Oakleigh Manor Drive
                          Powder Springs, Georgia 30127

                                   SCHEDULE IA

                                ADDRESS OF LENDER

                          LaSalle Business Credit, Inc.
                          3060 Peachtree Road, N.E.
                          Suite 890
                          Atlanta, Georgia  30305
                          Attention: Mr. Patrick Aarons
                          Telecopier: 404-365-8677

                                                               Page 1 of 3 Pages


                                IRREVOCABLE PROXY

                      With Respect to the Capital Stock of
                         Horizon Medical Products, Inc.

      This Irrevocable Proxy is granted pursuant to the Securityholder's Agreement, dated as of March 16, 2002 (the "Agreement"), among ComVest Venture Partners, L.P. ("Investor"), Medtronic, Inc. ("Medtronic"), Standard Federal Bank National Association, a national banking association, acting by and through LaSalle Business Credit, Inc., a Delaware corporation ("Lender"), Horizon Medical Products, Inc., a Georgia corporation (the "Company") and the senior managers and stockholders of the Company listed on the signature pages thereof. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Agreement.

      The undersigned Stockholder of the Company, hereby irrevocably appoints Investor as the sole and exclusive attorney and proxy of the undersigned until the date on which the Agreement is terminated in accordance with its terms (the "Expiration Date"), with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of the Company and any other securities of Company beneficially owned by the undersigned, which shares and other securities are listed on the final page of this Irrevocable Proxy (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares, other than the Proxy, dated as of March 1, 2002, granted by the undersigned to Investor pursuant to the Voting Agreement, dated March 1, 2002, among Investor, Marshall Hunt, William Peterson and the Hunt Family Limited Partnership, L.P.; and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

      Investor and the undersigned Stockholder agree and acknowledge that the grant of this irrevocable proxy is a material inducement for Investor to enter into the Agreement and is therefore coupled with an interest and irrevocable. The attorneys and proxies named above will be empowered at any time prior to the Expiration Date to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the Company shareholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of carrying out and consummating the intents and purposes of Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.7 and 5.8 of the Agreement (the "Board Actions") as well as any other matter that could reasonably be expected to facilitate the consummation of the Board Actions.

      The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to the Expiration Date at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such

                                                               Page 2 of 3 Pages


meeting, in favor of the Board Actions as described above, and may not exercise this proxy on any other matter. The undersigned Stockholder may vote the Shares on all other matters.

                                                               Page 3 of 3 Pages


Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

Dated: March 16, 2002


                                       --------------------------------
                                       Marshall Hunt

                                       Shares beneficially owned:

                                          3,646,198*  shares of common stock
                                       -------------
                                              0       shares of preferred stock
                                       -------------
                                              0       options
                                       -------------
                                              0       warrants
                                       -------------


                                       -------------------------------
                                       William Peterson

                                       Shares beneficially owned:

                                          2,921,890   shares of common stock
                                       -------------
                                              0       shares of preferred stock
                                       -------------
                                              0       options
                                       -------------
                                              0       warrants
                                       -------------

*Includes 924,210 shares of common stock owned by Hunt Family Investments, L.L.L.P., a Georgia limited liability limited partnership of which Mr. Hunt is the managing general partner.

                                                               Page 1 of 2 Pages


                                                                       EXHIBIT C

---------------------------------------------------------------------------------------------------------------
Note                                  Applicable Period                 Maximum Conversion Amount
----                                  -----------------                 During Applicable Period
                                                                        -------------------------
---------------------------------------------------------------------------------------------------------------
Medtronic Additional Note             Closing Date through two          1.5% of $4,000,000 exercisable at
$4,000,000                            year anniversary of               $0.01 per share.
                                      Closing Date
---------------------------------------------------------------------------------------------------------------
                                      One year anniversary of           An additional 0.3% of $4,000,000
                                      Closing Date through two          exercisable at $0.01 per share if the
                                      year anniversary of               Purchaser Senior Subordinated
                                      Closing Date                      Convertible Note and the Additional
                                                                        Notes have not been repaid in full.
---------------------------------------------------------------------------------------------------------------
Purchaser Senior Subor-               April 15, 2002                    (i) 1.25% of the Outstanding
dinated Convertible  Note                                               Balance plus (ii) 0.6% of the amount
$4,400,000 principal                                                    of principal repaid under the
amount plus accrued and                                                 Additional Notes on or prior to
unpaid interest thereon                                                 April 15, 2002, in each case
(such principal and interest                                            exercisable at $0.01 per share.
from time to time
outstanding being the
"Outstanding Balance")
---------------------------------------------------------------------------------------------------------------
                                      March 15, 2003                    An additional 0.25% of the Outstanding
                                                                        Balance.
---------------------------------------------------------------------------------------------------------------
Additional Notes                      April 15, 2002                    (i) 1.25% of the Additional Notes
Up to $6,600,000 principal                                              Outstanding Balance plus (ii) 0.6%
amount plus accrued and                                                 of the amount of principal repaid
unpaid interest thereon                                                 under the Purchaser Senior
(such principal and interest                                            Subordinated Convertible Note on or
from time to time                                                       prior to April 15, 2002, in each case
outstanding being the                                                   exercisable at $0.01 per share.
"Additional Notes
Outstanding Balance")
---------------------------------------------------------------------------------------------------------------
                                      March 15, 2003                    An additional 0.25% of the
                                                                        Additional Notes Outstanding
                                                                        Balance.
---------------------------------------------------------------------------------------------------------------

      The intent of this Exhibit is to provide that the maximum aggregate number of shares of Company Common Stock, the Medtronic Additional Note, the Purchaser Senior Subordinated Convertible Note and the Additional Notes (the "Notes") can be converted into is 27,000,000. If the principal amount of the Additional Notes, together with all interest thereon is paid in full on or before 30 days following the Closing Date, then the maximum aggregate number of shares of Common Stock the Notes can be converted into is 22,500,000. If the principal amount of all Notes together with all interest thereon is paid on or before the date that is the second anniversary of the Closing Date, then the maximum aggregate number of shares of Common Stock the Notes can be converted into

                                                               Page 2 of 2 Pages


                                                                       EXHIBIT C

is 19,500,000. If there is any inconsistency between the chart set forth above and this paragraph, the interpretation of this paragraph shall control.